UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On September 2, 2024, VCI Global Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Advanced Opportunities Fund I (“AOF”) whereby it issued a Senior Convertible Note (the “Note”). Pursuant to the Purchase Agreement, the Company has agreed to issue AOF the Note in an amount of up to $1,000,000. The gross proceeds from the Note and Warrant will be used for working capital purposes.

The Note has a maturity date of March 2, 2025. The Company’s failure to comply with the material terms of the Note will be considered an event of default. The conversion price of the Note shall be 80% of the average closing price of the Company’s ordinary share over the last five (5) trading days prior to conversion.

The Purchase Agreement and the Note all contain customary representations and warranties of the Company and AOF, customary conditions to closing, and customary indemnification obligations.

The foregoing description of the Purchase Agreement and Note is not complete and is qualified in its entirety by reference to the full text of such agreement, copies of which is filed herewith as Exhibit 10.1 and Exhibit 4.1, respectively, to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 6, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
4.1	Senior Convertible Note dated as of September 2, 2024, by and between VCI Global Limited and Advanced Opportunities Fund I
10.1	Securities Purchase Agreement dated as of September 2, 2024, by and between VCI Global Limited and Advanced Opportunities Fund I

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